UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

333 S. Garland Avenue, Suite 1300

Orlando, FL 32801

(Full mailing address of

principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semiannual report on Form 1-SA (this “Semiannual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular, dated August 27, 2025, as supplemented (the “Offering Circular”), or our annual report on Form 1-K for the fiscal year ended December 31, 2025, which was filed with the Securities and Exchange Commission on April 30, 2026. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

MARKET, INDUSTRY, AND OTHER DATA

This Semiannual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties as well as our own estimates. All of the market data used in this report involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities and trends include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe our internal assumptions are reasonable, no independent source has verified such assumptions.

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. is a Maryland corporation formed on January 13, 2017 to invest in, own, and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties and industrial assets located in target markets throughout the United States. The use of the terms the “Company,” “we,” “us” or “our” in this Semiannual Report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Christopher D. Wideman, Michael H. Simpson, and Michael C. Young. Mr. Wideman also serves as our Chief Executive Officer and President, and Mr. Simpson and Mr. Young are independent directors.

We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of RM Investor. Our Manager manages our day-to-day operations and provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. While we have executive officers, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

We distribute our shares of common stock to the public exclusively through our interactive website located at www.realtymogul.com, which we refer to as the “Realty Mogul Platform.” Through the use of the Realty Mogul Platform, investors can browse and screen real estate investments, view details of an investment, execute legal documents, and receive ongoing reporting concerning their investments.

Offerings

On August 23, 2017, our initial offering of shares of our common stock (“Initial Offering”) was qualified by the SEC. Pursuant to the Initial Offering, we offered up to $50,000,000 of shares of our common stock, including shares sold pursuant to our distribution reinvestment plan. On December 23, 2020, we commenced our follow-on offering of shares of our common stock (the “Follow-on Offering”) and terminated our Initial Offering. On August 21, 2024, we commenced our second follow-on offering of shares of our common stock (the “Second Follow-on Offering” and, collectively with the Initial Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering.

Pursuant to the Second Follow-on Offering, we are currently offering up to $73,363,213 in shares of our common stock (comprising $70,653,543 in shares in our primary offering and $2,709,670 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2025 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock.

We expect to offer shares of our common stock in the Second Follow-on Offering until the earlier of (i) August 21, 2027, which is three years from the qualification date of the Second Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Second Follow-on Offering is terminated by our board of directors at an earlier time. Effective July 11, 2025, our Manager implemented a temporary pause on the acceptance of new subscriptions in the Second Follow-on Offering (the “New Subscription Pause”). See “—Capital Raising and Offering Status” below for additional information.

As of June 30, 2026, we raised total aggregate gross offering proceeds of approximately $66,354,000 and issued approximately 6,418,000 shares of our common stock in the Offerings.

Capital Raising and Offering Status

Prior to July 11, 2025, all sales of our shares of common stock in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), a registered broker-dealer affiliated with our Sponsor and our Manager. On July 11, 2025, RM Securities withdrew its broker-dealer registration with the SEC and the Financial Industry Regulatory Authority (the “BD Withdrawal”). Accordingly, no future offers or sales of our shares of common stock in the offering will be executed through RM Securities, and we do not anticipate future offers or sales will be executed through any other registered broker-dealer.

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Effective July 11, 2025, our Manager implemented the New Subscription Pause in connection with the Second Follow-on Offering. We plan to resume the Second Follow-on Offering at a later date at which time we expect to offer our shares directly to investors through the Realty Mogul Platform without the involvement of a registered broker-dealer. Accordingly, we do not anticipate any underwriting discounts, selling commissions, or broker-dealer expense reimbursements in connection with future sales of our shares in the offering.

In addition, in January 2026, our board of directors temporarily paused distributions to preserve liquidity and financial flexibility (the “Temporary Distribution Pause”). See “—Distributions” below for additional information.

Suspension of Distribution Reinvestment Plan and Share Repurchase Program

On April 21, 2026, our board of directors approved the suspension of the distribution reinvestment plan. No further shares of common stock will be issued pursuant to the plan, and distributions otherwise payable to participants will be paid in cash.

In addition, our board of directors approved the suspension of the share repurchase program on April 21, 2026, effective immediately, to preserve liquidity and support our broader capital allocation and portfolio repositioning strategy. As a result, we are no longer accepting or processing repurchase requests submitted on or after that date.

We have used, and intend to continue using, substantially all of the net proceeds from the Offerings to invest in and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties and industrial assets located in target markets throughout the United States. As of June 30, 2026, our portfolio was comprised of approximately $99,171,000 in real estate investments at original cost as reported on the consolidated balance sheets included in Item 3. “Financial Statements” below that, in the opinion of our Manager, meets our investment objectives.

Investment Strategy

We have made, and intend to continue to make, preferred equity and joint venture equity investments in established, well-positioned apartment communities with operating histories that have demonstrated consistently high occupancy and income levels across market cycles, as well as multifamily properties that offer value-added opportunities with appropriate risk-adjusted returns and opportunity for long-term value appreciation. We believe such multifamily assets present opportunities for stable occupancy and predictable cash flows over the long term.

In addition to our multifamily strategy, effective July 31, 2025, we expanded our investment mandate to permit preferred equity and joint venture equity investments in industrial assets to complement our core multifamily focus. We intend to invest in equity or preferred equity interests in companies whose primary business is to own and operate one or more specified industrial assets. More specifically, we plan to target industrial assets in core, business-friendly markets where we can secure assets with strong credit tenants and extended weighted average lease terms. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near term.

Results of Operations

Our financial statements are presented for the six months ended June 30, 2026. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control with an entity to be consolidated. The financial statements contained in this Semiannual Report include the financial statements of the Company and its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired in 2017, NinetyNine44 Owner, LLC, which was acquired in 2020, RM Orion, LLC, which was acquired in 2021, and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired in 2023. Results for Lotus Village Holdco, LLC, which was acquired in 2021 and sold in the second quarter of 2025, and RM Sherwood Oaks, LLC, which was acquired in 2021 and transferred to the lender in lieu of foreclosure in March 2026, are consolidated through their respective disposal dates.

Net Loss, Operating Income (Loss) and Consolidated Net Loss

The six months ended June 30, 2026 and 2025 resulted in net loss attributable to the Company of approximately $5,703,000 and $1,143,000, respectively, operating income (loss) of approximately ($157,000) and $871,000, respectively, and consolidated net loss of approximately $9,184,000 and $3,107,000, respectively. The increases in net loss attributable to the Company and consolidated net loss for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, were primarily due to the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in March 2026. The financial results for the six months ended June 30, 2026 include the results of operations from the property only through its date of sale.

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Sources of Operating Revenues and Cash Flows

Our revenues are primarily generated from rental income and interest income on our investments, and other revenue, which consists of tenant fee income and tenant reimbursements. Revenue in 2026 includes preferred return income as well.

Rental Income, Net

For the six months ended June 30, 2026 and 2025, we earned rental income, net, of approximately $6,407,000 and $8,833,000, respectively. This decrease for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to the sale of Lotus Village in May 2025 and the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in March 2026. The financial results for the six months ended June 30, 2026 reflect Sherwood Oaks activity through its deed in lieu date and the financial results for the six months ended June 30, 2025 reflect Lotus Village activity through its date of sale.

Interest and Preferred Return Income

For the six months ended June 30, 2026, we earned interest income and preferred return income of approximately $178,000, as compared to interest income of $249,000 for the six months ended June 30, 2025. The decrease was due primarily to having lower investable cash balances in 2026 and a reduction in interest earned on member loans.

Other Revenue

For the six months ended June 30, 2026 and 2025, we earned other revenue of approximately $599,000 and 287,000, respectively. This increase for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to increased other revenue at NinetyNine 44 Apartments and other income recognized in connection with the prior sale of Lotus Village in May 2025.

Expenses

Asset Management Fees

For the six months ended June 30, 2026 and 2025, we incurred asset management fees of approximately $319,000 and $378,000, respectively. This decrease for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily from a decrease in total equity value, which is determined based on our net asset value (“NAV”) and declined during the current period, and related management fees paid to our Manager.

Depreciation and Amortization

For the six months ended June 30, 2026 and 2025, we incurred depreciation and amortization expenses of approximately $1,902,000 and $2,045,000, respectively. This decrease for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to the partial period depreciation and amortization from the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in March 2026.

Real Estate Operating Expenses

For the six months ended June 30, 2026 and 2025, we incurred real estate operating expenses of approximately $3,712,000 and $5,169,000, respectively. This decrease for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily because operating costs associated with Lotus Village ceased after its sale in May 2025 and operating costs associated with Sherwood Oaks ceased after its transfer to the lender via a deed in lieu of foreclosure in March 2026.

General and Administrative Expenses

For the six months ended June 30, 2026 and 2025, we incurred general and administrative expenses of approximately $1,287,000 and $937,000, respectively, which includes professional fees, insurance expenses and other costs associated with running our business, as well as operating expenses for our consolidated investments. This increase for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to professional fees and other costs incurred in connection with the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in March 2026.

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Interest Expense

For the six months ended June 30, 2026 and 2025, we incurred interest expense of approximately $2,316,000 and $3,166,000, respectively. This decrease for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, was primarily due to the cessation of interest expense following the sale of Lotus Village in the second quarter of 2025 and the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in March 2026.

Distributions

Distribution Policy and Determination

Our board of directors has historically authorized, and we have paid, distributions quarterly in arrears. However, as previously announced, in January 2026 our board of directors implemented the Temporary Distribution Pause to preserve liquidity and financial flexibility during a period of portfolio transition and strategic repositioning. As a result, no distributions were made with respect to the quarter commencing October 1, 2025, or for any subsequent quarters, and the amount, timing and payment of future distributions, if any, will be determined by the board of directors in its sole discretion on a quarterly basis.

Sources of Distributions

Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions solely from cash flow from operations, we have previously paid, and may in the future pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow, and the issuance of additional securities.

Distributions Declared in 2025

Our board of directors has historically authorized quarterly distributions for stockholders of record as of the close of business on the last day of each quarter. Distributions made for quarterly distribution periods in 2025 are shown in the table below. As a result of the Temporary Distribution Pause, no distributions were made with respect to the quarter commencing October 1, 2025 and the subsequent quarterly periods in 2026, and the amount, timing and payment of future distributions, if any, will be determined by the board of directors in its sole discretion on a quarterly basis.

Quarterly Distribution Period for Daily Record Dates	Date of Authorization	Payment Date[1]	Daily Cash Distribution Amount Per Share of Common Stock ($)	Annual Yield
1/1/2025-3/31/2025	12/26/2024	4/15/2025	0.0010146575 (1/1 – 1/27)	4.5%[2]
0.0010023288 (1/28 – 3/31)
4/1/2025 - 6/30/2025	3/28/2025	7/15/2025	0.0010023288 (4/1 – 5/13)	4.5%[3]
0.0009579452 (5/14 – 6/30)
7/1/2025 - 9/30/2025	6/25/2025	10/15/2025	0.0009579452 (7/1 – 8/11)	4.5%[4]
0.0009443836 (8/12 – 9/30)

(1) Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $8.23 per share NAV (the then-current purchase price for the period from January 1, 2025 to January 27, 2025) and calculated for the distribution period beginning January 1, 2025 and ending January 31, 2025, and assuming a $8.13 per share NAV (the current purchase price effective January 28, 2025) and calculated for the distribution periods beginning February 1, 2025 and ending February 28, 2025, and beginning March 1, 2025 and ending March 31, 2025.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $8.13 per share NAV (the then-current purchase price for the period from April 1, 2025 to May 13, 2025) and calculated for the distribution period beginning April 1, 2025 and ending May 31, 2025, and assuming a $7.77 per share NAV (the then-current purchase price effective May 14, 2025) and calculated for the distribution periods beginning June 1, 2025 and ending June 30, 2025.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $7.77 per share NAV (the then-current purchase price for the period from July 1, 2025 to August 11, 2025) and calculated for the distribution periods beginning July 1, 2025 and ending August 31, 2025, and assuming a $7.66 per share NAV (the then-current purchase for the period from August 12, 2025 to September 30, 2025) and calculated for the distribution period beginning September 1, 2025 and ending September 30, 2025.

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Liquidity and Capital Resources

Capital Sources and Liquidity Outlook

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offerings, cash flow from operations, existing cash balances, borrowings under credit facilities, and proceeds from future capital raising activities.

To date, we have funded the acquisition of our diversified portfolio of investments in commercial real estate loan and equity assets and conducted our operations primarily from the proceeds of our offerings, together with cash flow from operations and secured or unsecured financings at the property level from banks and other lenders.

As of June 30, 2026, we had cash and cash equivalents of approximately $2,145,000 that is available to provide capital for operations and investments. We currently anticipate that cash flow from operations, together with existing cash balances and funds received from the sale of assets, will provide sufficient liquidity to meet future funding commitments and operational costs for at least one year from the date the consolidated financial statements are available to be issued. However, the temporary New Subscription Pause may limit our ability to make new investments or fund existing commitments if operating cash flows and other liquidity sources are insufficient. In addition, we implemented the Temporary Distribution Pause and subsequently suspended our share repurchase program and distribution reinvestment plan in 2026 as part of our broader liquidity preservation and capital allocation strategy.

Borrowings and Leverage

We expect to selectively employ leverage to enhance total returns to our stockholders. Our target portfolio-wide leverage, once a diversified portfolio has been assembled, is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets, although we may exceed this level on a temporary basis in connection with bridge financings or opportunistic acquisitions. During the early stages of portfolio construction, we may also employ higher leverage at the individual asset level to quickly build a diversified portfolio of assets. As of June 30, 2026, we had outstanding borrowings of approximately $74,566,000, net of deferred financing costs and premiums from our consolidated investments.

Related Party Payments

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. Assuming we resume and complete the maximum offering amount in the Second Follow-on Offering, our organization and offering expenses are expected to be approximately 3% of gross offering proceeds. If the Second Follow-on Offering is not successfully completed, we will not be obligated to pay the remaining organization and offering expenses owed to our Manager. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, audit fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administrative fees, fees for the services of independent directors and third-party costs associated with the aforementioned expenses.

From time to time, unaffiliated and affiliated third parties will pay our Manager or an affiliate of our Manager one or more of the fees set forth below in connection with the investment and management of our investments. We will pay our Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current NAV per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

5

Cash Flow

The following presents our cash flows for the six months ended June 30, 2026 (in thousands):

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Net cash used in operating activities:	$(1,737)	$(1,825)
Net cash provided by investing activities:	377	32,407
Net cash used in financing activities:	(1,041)	(32,920)
Net decrease in cash and cash equivalents and restricted cash	(2,401)	(2,338)
Cash and cash equivalents and restricted cash, beginning of period	7,405	20,293
Cash and cash equivalents and restricted cash, end of period	$5,004	$17,955

Net cash used in operating activities was approximately $1,737,000 for the six months ended June 30, 2026 and primarily related to net operating income on real estate investments. Net cash used in operating activities was approximately $1,825,000 for the six months ended June 30, 2025 and primarily related to net operating income on real estate investments.

Net cash provided by investing activities was approximately $377,000 for the six months ended June 30, 2026 and primarily related to distributions from equity method investees. Net cash provided by investing activities was approximately $32,407,000 for the six months ended June 30, 2025 and primarily related to proceeds from the sale of real estate, partially offset by investments in existing assets.

Net cash used in financing activities was approximately $1,041,000 for the six months ended June 30, 2026 and primarily related to repurchases of common stock and repayment of debt. Net cash used in financing activities was approximately $32,920,000 for the six months ended June 30, 2025 and primarily related to repurchases of common stock, repayment of debt, and payment of cash dividends, partially offset by proceeds from the issuance of common stock, net of syndication costs.

Market Outlook and Recent Trends

The REIT’s portfolio is composed primarily of multifamily communities, supplemented by investments made during 2025 and an expanded investment mandate in the industrial sector where market conditions create an opportunity for value creation. During 2025, we broadened our investment strategy to include preferred equity and joint venture equity investments in industrial assets, with the objective of diversifying income streams and reducing lease rollover risk through longer-term contractual income from creditworthy tenants. These sectors represent the core of our investment strategy to provide sustainable cash flow, stockholder value creation, and long-term appreciation potential. In line with this broadened focus, we have completed several acquisitions to date, including two modern distribution facilities leased to FedEx Ground, which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk.

During 2026, our NAV per share declined relative to prior periods, primarily due to capitalization rate expansion correlated with elevated interest rates, operating cost pressures, and modest rental growth. In response, our strategy entering 2026 has been to stabilize the REIT and position it for long-term performance by focusing on active asset management, capital preservation, and portfolio repositioning. This includes selectively selling assets whose expected long-term returns no longer justify the risks and opportunity costs of continued ownership, actively managing portfolio-level cash, and, over time, pursuing acquisition targets with greater relative risk-adjusted returns that better align with our income and appreciation objectives. Management regularly evaluates current and projected liquidity, and the reconstituted board of directors has brought additional perspective to that analysis.

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Macroeconomic Environment

The commercial real estate market continues to reflect the impact of a prolonged elevated interest rate environment, although volatility has moderated relative to prior periods. As most investment properties are financed with debt, benchmark yields like the ten-year treasury rate are important in commercial real estate because they influence borrowing costs and therefore ultimately affect the price an investor can pay. We believe sustained moderation in benchmark yields could support valuations over time, though there is typically a lag between movements in capital markets and their impact on appraisals and transaction pricing. As a result, changes in treasury rates can take multiple quarters to flow through appraisals and negotiated transactions.

Multifamily Sector

Portfolio fundamentals for multifamily remain relatively stable, with strong rent collections and resilient occupancy underscoring the stability of our income streams even as property valuations continue to face pressure from higher capitalization rates. However, the sector has experienced valuation pressure and performance across markets has varied, which has impacted certain of our investments. While multifamily properties continue to face valuation pressure due to debt maturities and decreased transaction volume compared to years past, national indicators point to improving operating trends. We believe limited single-family housing supply, high barriers to homeownership, and demographic trends such as household formation will continue to support multifamily as a resilient, long-term investment category, even as construction pipelines taper from prior highs.

Industrial Sector

The industrial sector continues to benefit from a combination of structural and cyclical demand drivers that support long-term occupancy and income stability. E-commerce adoption, supply chain reconfiguration, and the onshoring of manufacturing capacity have created sustained demand for modern logistics and distribution facilities. These trends are reinforced by tenant requirements for scale, proximity to major transportation infrastructure, and operational efficiency, all of which favor well located, large format industrial assets.

At the same time, the supply side of the market has begun to adjust meaningfully. Development pipelines have contracted as higher construction costs and tighter capital availability have constrained new starts, particularly within speculative projects. This moderation in supply, when viewed alongside continued tenant demand, is expected to support a more favorable supply demand balance over the medium-term and reinforce the durability of occupancy within stabilized assets.

Within this context, the Company’s industrial strategy is focused on large format assets leased to creditworthy tenants that provide stable, long duration income streams with limited near term rollover risk. These properties are often integral to national and global logistics networks, and tenant demand is driven by long-term infrastructure and distribution considerations rather than short-term market fluctuations. As a result, they tend to exhibit strong retention characteristics and predictable cash flow profiles.

Opportunities to acquire these assets at attractive pricing are frequently driven by capital market dynamics rather than underlying property performance. Situations involving construction loan maturities, ownership liquidity needs, or non-core dispositions can create entry points at valuations that are disconnected from long-term intrinsic value. The Company remains focused on identifying these opportunities and acquiring assets where current pricing reflects temporary dislocation rather than structural weakness, with an emphasis on tenant credit quality, lease duration, and strategic location.

Portfolio Positioning

We view real estate investing as a long-term endeavor. Our objective remains to protect and maximize value through disciplined portfolio management, transparent communication, and thoughtful capital deployment as conditions evolve. While valuations remain influenced by broader capital-market conditions, we believe the resilience of our portfolio and our strategic repositioning, including a focus on industrial assets, support our objective of providing stable cash distributions. We are focused on improving NAV over time through active portfolio management, including evaluating asset-level performance, selectively disposing of assets where long-term potential is limited, and redeploying capital into investments that we believe are better aligned with our income and appreciation objectives.

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Multifamily and industrial fundamentals remain influenced by evolving supply-demand dynamics, which may support long-term appreciation potential over time. Our investment approach emphasizes disciplined underwriting, patience, and capital preservation. While we remain subject to ongoing market volatility and there can be no assurance as to the timing or extent of any recovery in real estate valuations, we believe our focus on conservative entry pricing, strong sponsorship, and durable cash flow positions us to navigate current conditions and pursue long-term value creation.

Subsequent to June 30, 2026, we completed several portfolio repositioning transactions consistent with this strategy. We worked through challenges at several assets, including the Brooklyn Portfolio and Sherwood Oaks, the latter of which was transferred to the lender via a deed in lieu of foreclosure in March 2026 and resulted in no equity returned to the REIT. Although these developments have generally reduced NAV, they have also sharpened our focus on capital preservation, balance sheet management, and disciplined portfolio repositioning. On July 24, 2026, we sold our joint-venture limited partnership equity investment in the Brooklyn Portfolio, a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York, for an aggregate purchase price of $175,665. The sale followed a maturity default under the Brooklyn Loan in September 2025 and a subsequent forbearance agreement with the lender in April 2026. Due to the impact of New York rent stabilization legislation and the other factors previously disclosed, we concluded that the sale was the best option available to the Company. On August 20, 2026, we sold the Ridgeline View Townhomes, a 50-unit, Class A townhome community in Vancouver, Washington. The property was sold for $14,305,000, or $286,100 per unit, compared to its original acquisition price of $17,800,000, or $356,000 per unit. After evaluating potential local and state legislative changes impacting multifamily operations, the risk profile, and the outlook relative to other opportunities, we determined that a sale represented the most responsible course of action for protecting stockholder capital. In addition, we have listed Brookside Apartments, a 68-unit multifamily community in Raleigh, North Carolina, for sale and are actively going through the sale process as of the date of this filing. The proceeds from these dispositions are expected to be redeployed into opportunities better aligned with our long-term strategy and return objectives. Stabilizing the REIT remains our primary focus, and although we remain optimistic about the portfolio’s long-term position, market conditions and other meaningful factors outside our control may continue to affect performance.

Investment Strategy

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to generate sustainable cash distributions and support long-term stockholder value creation. We pursue these objectives through a disciplined approach to multifamily and industrial real estate investing, leveraging our Manager’s sourcing, underwriting, and asset management capabilities.

Multifamily Sector

We make, and intend to continue to make, preferred equity and joint venture equity investments in established, well-positioned apartment communities that have demonstrated consistently high occupancy and income levels across market cycles, as well as multifamily properties that offer value-added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation. Within this strategy, we emphasize established apartment communities with consistently high occupancy and income levels across market cycles located in target markets throughout the United States. Typical value-add initiatives include exterior improvements, such as adding amenities such as playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. These investments are intended to enhance resident experience, support rent growth, and improve long-term asset performance.

We believe these properties offer downside protection due to the large number of tenants at each property and the adaptability of individual property business plans.

Industrial Sector

Effective July 31, 2025, we expanded our investment mandate to include investments characterized by conservative entry pricing, durable cash flow, and capital structures designed to withstand market volatility. This includes an increased emphasis on industrial assets, which complement our core multifamily focus.

In line with this expanded focus, we completed acquisitions of modern distribution facilities leased to FedEx Ground, which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk.

In addition, we intend to target industrial assets in core, business-friendly markets where we can secure creditworthy tenants, long-term lease structures, and durable cash flow characteristics.

8

We seek to ensure the industrial sector complements our multifamily holdings by enhancing portfolio diversification and supporting steady cash flow. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

Execution

Our investment process involves comprehensive financial, structural, operational, and legal due diligence of both the underlying assets and our partners, with a focus on structuring transactions to optimize pricing and mitigate risk. We focus on disciplined underwriting and selective capital deployment to identify investments with attractive risk-adjusted returns and durable long-term value.

We expect to employ leverage selectively, consistent with our target portfolio-wide leverage profile, to enhance total returns while maintaining balance sheet flexibility.

Through this strategy, we seek to build a diversified portfolio of multifamily and industrial assets that can deliver resilient income, protect stockholder capital, and generate long-term value.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this Semiannual Report for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2026, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 — Related Party Arrangements” in Item 3. “Financial Statements” below.

Recent Developments

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns Sherwood Oaks Apartments, a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”). In connection with the Sherwood Equity Investment, the entity obtained a $27,750,000 loan from an unaffiliated lender (the “Sherwood Loan”).

Also as previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. Concurrent with the loan modification, Sherwood Oaks issued a promissory note in the aggregate principal amount of up to $2,400,000.

On September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan. On March 26, 2026, the Sherwood Oaks property was transferred to the lender via a deed in lieu of foreclosure in satisfaction of the related indebtedness.

9

Brooklyn Portfolio – Brooklyn, New York

As previously disclosed, on November 30, 2017, the Company made a $3,000,000 joint-venture limited partnership equity investment (the “Brooklyn Equity Investment”) in an entity that owns a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York. Prior to the Company making the Brooklyn Equity Investment, the entity obtained a $20,700,000 loan from an unaffiliated lender (the “Brooklyn Loan”).

As previously disclosed, on September 2, 2025, the entity entered into maturity default under the terms of the Brooklyn Loan. On April 30, 2026, the entity entered into a forbearance agreement with the lender, pursuant to which, among other things, the lender agreed to accept a discounted payoff, plus certain deferred monthly payment amounts, in full and final satisfaction of the loan obligations, subject to the terms and conditions of the forbearance agreement.

On July 24, 2026, the Company entered into a Membership Interests Purchase and Sale Agreement with the sponsor of the transaction (the “Buyer”), pursuant to which the Company agreed to sell the Brooklyn Equity Investment to the Buyer for an aggregate purchase price of $175,665.

Ridgeline View Townhomes – Vancouver, Washington

As previously disclosed, on May 19, 2023, the Company acquired a $4,000,000 joint-venture limited partnership equity investment in RM Ridgeline View, LLC, an entity that owned Ridgeline View Townhomes, a 50-unit, Class A townhome community in Vancouver, Washington. On August 20, 2026, the property was sold.

The property was originally acquired for $17,800,000, or $356,000 per unit, and was sold for $14,305,000, or $286,100 per unit. Upon consummation of the sale, the Company’s $462,500 member loan was repaid in full, together with all accrued and unpaid interest.

Brookside Apartments – Raleigh, North Carolina

On February 11, 2026, the entity that owns Brookside Apartments executed a listing agreement to market the property for sale. As of the date of this Semiannual Report, the sale process is ongoing. There can be no assurance that the property will be sold or as to the timing or terms of any such transaction.

Estimated Per Share NAV as of June 30, 2026 (Unaudited)

On September 17, 2026, our board of directors approved an estimated NAV per share of our common stock of $6.36 as of June 30, 2026. This NAV per share will be effective until updated by us on or about September 30, 2026, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is prepared by our Manager, with the assistance of a third-party provider of management and administrative services, at the end of each fiscal quarter, and is ultimately approved by our board of directors. The NAV per share calculation as of June 30, 2026 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of that date.

The methodology employed to determine the NAV per share is based on estimates and assumptions about future events that may not be accurate or complete. Accordingly, actual values could differ materially from such estimates, and different parties using different assumptions could derive a materially different NAV per share. Our NAV does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain upon selling shares, or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying expenses and liabilities. Our NAV per share will fluctuate over time in response to, among other things, developments related to individual assets and changes in the real estate and capital markets. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common stock at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

Non-GAAP Financial Measures

We disclose financial measures calculated and presented in accordance with GAAP; however, we provide certain financial information on a non-GAAP basis (“non-GAAP financial measures”). We provide non-GAAP financial measures to provide information that may assist investors in understanding our results of operations and assessing our prospects for future performance. Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss (computed in accordance with GAAP), excluding (i) gains or losses from change in control, and (ii) impairment write-downs of certain real estate assets directly attributable to decreases in the value of depreciable real estate.

10

FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses)

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity. Our non-GAAP financial measures may not necessarily be comparable to similarly titled information presented by other companies, and may not be appropriate measures for comparing our performance relative to other companies.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2026 and June 30, 2025, are as follows (in thousands):

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
GAAP net loss attributable to RealtyMogul Apartment Growth REIT, Inc.	$(5,703)	(1,143)
Add: depreciation of properties	1,902	2,045
Adjustments for noncontrolling interests in depreciation	(1,064)	(1,149)
Add: amortization of lease intangibles	—	—
Adjustments for noncontrolling interest in amortization of lease intangibles	—	—
Add: share of depreciation and amortization of real estate held by equity method investments	629	173
Adjustments for unrealized loss on marketable securities	—	(17)
Adjustment for noncontrolling interest in loss on extinguishment of debt	—	(2)
Add: change in fair value of interest rate caps	(59)	582
Adjustment for noncontrolling interest in change in fair value of interest rate caps	30	(428)
Adjustments for (gain) loss on sale of equity method investee	—	(29)
Adjustments for (gain) loss on sale of real estate investment	2,906	291
Adjustments for noncontrolling interest in loss on sale of real estate investment	(686)	(227)
Adjustments for unrealized (gain) loss on real estate investment	3,864	—
Adjustments for noncontrolling interest in gain (loss) on sale of real estate investment	(1,853)	—
Funds from operations (“FFO”) applicable to common stock	(34)	96
Add: amortization of deferred financing costs, discount and premium	52	115
Adjustments for noncontrolling interests deferred financing costs	(26)	(65)
Add: stock award compensation	38	39
Adjustments for equity method investments	—	—
Adjusted funds from operations (“AFFO”) applicable to common stock	$30	185

Item 2. Other Information

None.

11

Item 3. Financial Statements

RealtyMogul Apartment Growth REIT, Inc.

F-1

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Balance Sheets

As of June 30, 2026 (unaudited) and December 31, 2025 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	June 30, 2026	December 31, 2025
ASSETS
Real estate investments, at cost
Land	$25,071	$32,747
Building and improvements	74,100	120,267
Total real estate investments, at cost	99,171	153,014
Less accumulated depreciation	(16,007)	(19,613)
Real estate investments, net	83,164	133,401
Real estate held for sale, at fair value	13,138	-
Investments in real estate, equity method	14,752	15,348
Cash and cash equivalents	2,145	3,966
Escrows and deposits	2,859	3,439
Rent receivable, net	474	271
Deferred offering costs, net	346	346
Prepaid expenses	289	320
Other receivable	49	161

Total Assets	117,216	157,252

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Mortgages payable, net of deferred financing costs of $264 and $393 and $498 and $557 premium, respectively	63,646	102,773
Mortgage payable related to real estate assets held for sale, net of $80 and $0 deferred financing cost	10,920	-
Accounts payable and accrued expenses	1,691	3,469
Settling subscriptions payable	3	511
Dividends payable	5	6
Other liabilities	495	800
Asset management fee payable	38	48

Total Liabilities	76,798	107,607

Equity
Common stock, $0.01 par value; 9,000,000 shares authorized; 5,184,111 and 5,181,355 shares issued and outstanding, as of June 30, 2026 and December 31, 2025, respectively	52	52
Additional paid in capital	52,237	52,216
Accumulated deficit	(24,240)	(18,537)
Total RealtyMogul Apartment Growth REIT, Inc. Equity	28,049	33,731
Noncontrolling interests in consolidated joint ventures	12,369	15,914
Total Equity	40,418	49,645

Total Liabilities and Equity	117,216	157,252

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
Revenues
Rental income, net	$6,407	$8,833
Other revenue	599	287
Equity in gains (losses) of equity method investees	(121)	31
Interest income	40	249
Preferred return income	138	-
Total Revenues	7,063	9,400

Operating Expenses
Asset management fees	319	378
Depreciation and amortization	1,902	2,045
Real estate operating expenses	3,712	5,169
Servicing fee	-	-
General and administrative expenses	1,287	937
Total Operating Expenses	7,220	8,529
Operating Income (Loss)	(157)	871
Other (Income) and Expenses
Interest expense	2,316	3,166
Change in fair value of interest rate caps	(59)	582
Other income	-	(17)
Unrealized gain on investment in marketable securities	-	(17)
Loss on extinguishment of debt	-	2
(Gain) loss on real estate investments classified as held for sale	3,864	(3,229)
Gain on sale of equity method investee	-	(29)
Loss on sale of real estate investments	2,906	3,520
Consolidated Net Loss	(9,184)	(3,107)
Net Loss attributable to Noncontrolling Interests	(3,481)	(1,964)
Net Loss attributable to RealtyMogul Apartment Growth REIT, Inc.	$(5,703)	$(1,143)

Net loss per basic and diluted common share	(1.10)	(0.21)
Weighted average common shares outstanding	5,184,111	5,322,688

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

			Additional		Total RealtyMogul Apartment Growth	Noncontrolling interests in Consolidated
	Common Stock		Paid-In	Accumulated	REIT,	Joint	Total
	Shares	Amount	Capital	Deficit	Inc. Equity	Ventures	Equity

Balance as of December 31, 2024	5,295,259	$53	$53,076	$(13,854)	$39,275	$21,032	$60,307
Proceeds from issuance of common stock, net of syndication costs	91,504	1	745	—	746	—	746
Stock award	4,800	—	39	—	39	—	39
Amortization of deferred offering costs	—	—	(24)	—	(24)	—	(24)
Dividends declared on common stock	—	—	—	(956)	(956)	—	(956)
Repurchase of common stock	(132,036)	(1)	(1,018)	—	(1,019)	—	(1,019)
Distributions to noncontrolling interests	—	—	—	—	—	(222)	(222)
Net loss	—	—	—	(1,143)	(1,143)	(1,964)	(3,107)
Balance as of June 30, 2025	5,259,527	$53	$52,818	$(15,953)	$36,918	$18,846	$55,764

			Additional		Total RealtyMogul Apartment Growth	Noncontrolling interests in Consolidated
	Common Stock		Paid-In	Accumulated	REIT	Joint	Total
	Shares	Amount	Capital	Deficit	Inc. Equity	Ventures	Equity

Balance as of December 31, 2025	5,181,355	$52	$52,216	$(18,537)	$33,731	$15,914	$49,645
Stock award	5,050	—	38	—	38	—	38
Repurchase of common stock	(2,294)	—	(17)	—	(17)	—	(17)
Distributions to noncontrolling interests	—	—	—	—	—	(64)	(64)
Net loss	—	—	—	(5,703)	(5,703)	(3,481)	(9,184)
Balance as of June 30, 2026	5,184,111	$52	$52,237	$(24,240)	$28,049	$12,369	$40,418

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
OPERATING ACTIVITIES:
Consolidated net loss	$(9,184)	$(3,107)
Adjustments to reconcile consolidated net loss to net cash used in operating activities:
Depreciation	1,902	2,045
Equity in losses of equity method investees	121	(31)
Unrealized gain on marketable securities	-	(17)
Realized loss on sale of marketable securities	-	-
Loss on sale of real estate investment	1,926	3,520
Gain on sale of equity method investment	-	(29)
(Gain) loss on real estate investment classified as held for sale	3,864	(3,229)
Stock award compensation	38	39
Amortization of deferred financing costs	52	115
Loss on debt extinguishment	-	2
Amortization of origination fees	-	1
Net change in fair value of interest rate caps	(59)	582
Changes in assets and liabilities:
Net change in rent receivable	(229)	(58)
Net change in other receivable	(34)	8
Net change in prepaid expenses	(54)	178
Net change in accounts payable and accrued expenses	(62)	(1,674)
Net change in asset management fees payable	(10)	(4)
Net change in other liabilities	(8)	(166)
Net cash used in operating activities	(1,737)	(1,825)
INVESTING ACTIVITIES:
Improvements to real estate	(98)	(259)
Investment in equity method investees, net of distribution	475	268
Premium paid on interest rate caps	-	(340)
Proceeds from sales of real estate investment	-	32,709
Proceeds from sales of marketable securities	-	-
Proceeds from equity method investment	-	29
Net cash provided by investing activities	377	32,407
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	-	213
Repurchase of common stock	(526)	(1,091)
Proceeds from member loan	-	30
Repayment of member loan	-	(510)
Deferred offering costs paid	-	(3)
Repayment of debt	(446)	(30,763)
Payment of finance costs	(5)	(88)
Debt extinguishment costs	-	(1)
Payment of cash dividends	-	(485)
Distributions to noncontrolling interests	(64)	(222)
Net cash used in financing activities	(1,041)	(32,920)

Net decrease in cash, cash equivalents and restricted cash	(2,401)	(2,338)
Cash and cash equivalents and restricted cash, beginning of period	7,405	20,293
Cash and cash equivalents and restricted cash, end of period	$5,004	$17,955

Cash paid for interest	$2,662	$3,228

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES;
Change in dividends declared but not paid	$-	$(54)
Distributions reinvested	$(1)	$525
Change in stock subscription receivable	$-	$(8)
Change in settling subscriptions payable	$(509)	$(72)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 - Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily and industrial real estate assets located in target markets throughout the United States. The Company was formed under the name MogulREIT II, Inc. and, effective October 15, 2021, changed its name to RealtyMogul Apartment Growth REIT, Inc. The use of the terms the “Company” in this Semiannual Report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). The Manager and Sponsor are each wholly owned subsidiaries of RM Investor, LLC (“RM Investor”). On November 6, 2025, Realty Mogul, Co. merged with and into RM Investor, with RM Investor surviving and replacing Realty Mogul, Co. as the sponsor of the Company. The Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”). Although the Manager manages the Company’s day-to-day operations, the Company operates under the direction of its board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to multifamily and other commercial real estate are considered a single reportable business segment for financial reporting purposes. All investments the Company has made to date have been in domestic multifamily and commercial real estate assets with similar economic characteristics, including risk profile, return drivers, and operating fundamentals. The Company evaluates the performance of all of its investments using consistent criteria.

The Company believes it has operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 23, 2017, our initial offering of $50,000 in shares of common stock (the “Initial Offering”) was qualified by the Securities and Exchange Commission (the “SEC”). On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On June 20, 2024, we terminated our Follow-on Offering.

On August 21, 2024, we commenced our second follow-on offering of shares of common stock and, pursuant to our offering circular, we qualified to offer up to $73,363 (comprising $70,654 in shares in our primary offering and $2,710 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering” and, collectively with the Initial Offering and the Follow-on Offering, the “Offerings”), which represents the value of the shares available to be offered as of July 1, 2025 out of the rolling 12-month maximum offering amount of $75,000 of shares of our common stock.

Commencing with the qualification of the offering circular, all sales of shares of common stock in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), which was a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), and an affiliate of the Sponsor and Manager. However, on July 11, 2025, RM Securities withdrew its broker-dealer registration with the SEC and FINRA (the “BD Withdrawal”). Accordingly, no future offers or sales of shares of common stock in the offering will be executed through RM Securities or any other registered broker-dealer.

Effective July 11, 2025, the Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering.

Neither the BD Withdrawal nor the New Subscription Pause initially impacted participation in our distribution reinvestment plan. However, in April 2026, the board of directors approved the suspension of the distribution reinvestment plan, and no further shares of common stock will be issued pursuant to the plan following the applicable notice period required under the plan.

The Company plans to resume the Second Follow-on Offering at a later date and, in connection therewith, expects to offer all of its shares of common stock directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform.

As of June 30, 2026, we had issued 6,418,000 shares of our common stock in the Second Follow-on Offering for gross offering proceeds of approximately $66,354.

F-6

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired during 2017; NinetyNine44 Owner, LLC, which was acquired during 2020; RM Orion, LLC, which was acquired during 2021; and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired during 2023. Results for Lotus Village Holdco, LLC, which was acquired in 2021 and sold in the second quarter of 2025, and RM Sherwood Oaks, LLC, which was acquired in 2021 and transferred to the lender via a deed in lieu of foreclosure in March 2026, are consolidated through their respective disposal dates.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair interim presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2025, which was filed with the SEC on April 30, 2026.

Earnings per share

Basic earnings per share is calculated on the basis of weighted-average number of shares of common stock outstanding during the period. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2026 and 2025.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2026, the Company’s investments in real estate operate in Texas, New York, Michigan, Oklahoma, Washington, North Carolina, Ohio, Kentucky and Tennessee. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

For the six months ended June 30, 2026, the Company’s annualized rental income in real estate equity investments by state is approximately 24%, 29%, 11%, 18%, 10% and 8% for Texas, Michigan, Florida, New York, Washington and North Carolina, respectively. The remaining states in which the Company holds real estate investments are accounted for under the equity method of accounting and therefore generate equity in gain (loss) of equity method investees rather than rental income.

F-7

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds from the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed.

As of June 30, 2026 and December 31, 2025, the Company had a receivable from the Manager of $125 and $120, respectively, representing deferred offering costs paid by the Company in excess of amounts expended by the Manager to date. As of both June 30, 2026 and December 31, 2025, the Manager has incurred cumulative offering costs of $2,335 on behalf of the Company. As of both June 30, 2026 and December 31, 2025, $1,989 of offering costs had been amortized and were included in the consolidated statements of equity.

 Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of both June 30, 2026 and December 31, 2025, the Company held five entities which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the consolidated financial statements using the equity method.

As of June 30, 2026, the Company held investments in five entities which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights. As of December 31, 2025, the Company held investments in six such entities. The decrease reflects the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in March 2026.

F-8

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Commercial Real Estate Debt Investments

The Company did not hold any commercial real estate debt investments as of June 30, 2026 or December 31, 2025. The Company has certain investments that are legally structured as equity investments with rights to receive preferred economic returns. When the common equity holders have a contractual obligation to redeem the Company’s preferred equity interest at a specified date, such investments are reported as real estate debt securities. As of June 30, 2026, no investments met these criteria. See “Note 5 – Investments in Equity Method Investees” for information regarding the Company’s investment in Restoration on Candlewood, which was reclassified from a preferred equity position to a residual equity position.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning with the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2026 and December 31, 2025.

For the six months ended June 30, 2026 and the year ended December 31, 2025, $0 and $1,418, respectively, in distributions have been declared to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

Tax periods from 2023 to 2025 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2026 and December 31, 2025, there were no subscriptions that had not settled. Stock subscription receivable is carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated in December 31, 2025 were settled in February 2026. As of June 30, 2026 and December 31, 2025, there was $3 and $511, respectively, in subscriptions payable that had not settled. The liabilities were reversed subsequent to December 31, 2025 when the share repurchases settled in February 2026.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. For consolidated multifamily properties, all leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due. The Company combines certain lease and non-lease components of its operating leases. Non-lease components are recognized together with rental income in the consolidated statement of operations.

F-9

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

As a result of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 805”), which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Under the equity method of accounting, the Company applies the cumulative earnings approach to classify cash distributions received from equity method joint ventures. Distributions are classified as operating cash inflows to the extent of the Company’s cumulative share of earnings from the equity method joint ventures, with any excess classified as investing cash inflows and treated as a return of investment. For the six months ended June 30, 2026 and 2025, we recorded a loss of $121 and a gain of $31, respectively, related to investments in equity method investees.

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2026 and December 31, 2025, the Company determined that there was no impairment of its investments in equity method investees.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain whether there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

F-10

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

As of both June 30, 2026 and December 31, 2025, the Company determined that there was no impairment of long-lived assets.

Real Estate Held for Sale

The Company classifies real estate investments as being held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale is probable to occur within one year, and it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2026, the Company determined that Ridgeline View should be classified as held for sale at its fair value in the amount of $13,138, resulting in a $3,864 loss on real estate investment classified as held for sale. The related mortgage net of debt issuance costs of $10,920 is also classified as held for sale as of June 30, 2026. As of June 30, 2026, Ridgeline View has net operating loss of $192.

Restricted Cash and Escrows

Restricted cash consists of cash escrowed under the operating agreements and mortgage agreements for debt service, real estate taxes, property insurance, and capital improvements and other restricted deposits.

The following are the amounts reported on the consolidated balance sheets that are included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	2,145	3,966
Escrows and deposits	2,859	3,439
Total cash and cash equivalents and restricted cash	5,004	7,405

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2026 and December 31, 2025, there was $109 and $147, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 49 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years, and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $1,902 and $2,045 for the six months ended June 30, 2026 and 2025, respectively.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2026 and 2025 were $120 and $145, respectively.

F-11

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Deferred Financing Costs and Mortgage Premium

Mortgage costs and premium are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805. As of June 30, 2026, deferred financing costs amounted to $344, net of accumulated amortization of $433. As of December 31, 2025, deferred financing costs amounted to $393, net of accumulated amortization of $1,206. As of June 30, 2026, mortgage premium amounted to $498, net of accumulated amortization of $615. As of December 31, 2025, mortgage premium amounted to $557, net of accumulated amortization of $557. The Company presents unamortized deferred financing costs and mortgage premium as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregation of the income tax rate reconciliation into specified categories and additional disclosure of income taxes paid by jurisdiction. The amendments are effective for public business entities for annual periods beginning after December 15, 2024, and for all other entities for annual periods beginning after December 15, 2025. The Company has concluded it is not a public business entity for purposes of this standard and will adopt the ASU for its annual reporting period beginning January 1, 2026. As the amendments affect only income tax-related disclosures and not the recognition or measurement of income tax assets or liabilities, and given the Company’s REIT structure — including its reliance on the dividends-paid deduction and limited foreign or taxable REIT subsidiary activity — the Company does not expect adoption to have a material impact on its consolidated financial statements, although it will result in additional annual disclosures beginning with the Company’s Annual Report on Form 1-K for the year ending December 31, 2026.

Note 3 – Real Estate Debt Investments

The Company did not hold any investments in real estate debt related assets as of June 30, 2026 or December 31, 2025.

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically unsecured. The Company evaluates such investments at least quarterly and differentiates the relative credit quality primarily based on: (i) whether the borrower is currently making preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2026, we do not have any such investments.

F-12

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2026:

Description of Property	Land	Buildings and improvements	Accumulated Depreciation	Intangible Lease Asset	Amortized Intangible Lease Asset	Total
Brookside Apartments	$2,071	$8,791	$(1,149)	$127	$(127)	$9,713
Raleigh, NC
Orion	7,545	24,185	(5,091)	374	(374)	26,639
Orion Township, MI
NinetyNine 44 Walnut	5,790	21,072	(4,829)	555	(555)	22,033
Dallas, TX
Brooklyn Vinegar Hill	9,665	20,052	(4,938)	189	(189)	24,779
Brooklyn, NY
Totals	$25,071	$74,100	$(16,007)	$1,245	$(1,245)	$83,164

The following table presents the Company’s consolidated acquisitions of real estate as of December 31, 2025:

Description of Property	Land	Buildings and improvements	Accumulated Depreciation	Intangible Lease Asset	Amortized Intangible Lease Asset	Total
Brookside Apartments	$2,071	$8,782	$(943)	$127	$(127)	$9,910
Raleigh, NC
Ridgeline View Townhomes	1,369	16,783	(964)	163	(163)	17,188
Vancouver, WA
Sherwood Oaks	6,307	29,482	(4,106)	509	(509)	31,683
Riverview, FL
Orion	7,545	24,185	(4,576)	374	(374)	27,154
Orion Township, MI
NinetyNine 44 Walnut	5,790	21,072	(4,409)	555	(555)	22,453
Dallas, TX
Brooklyn Vinegar Hill	9,665	19,963	(4,615)	189	(189)	25,013
Brooklyn, NY
Totals	$32,747	$120,267	$(19,613)	$1,917	$(1,917)	$133,401

As of June 30, 2026, accumulated amortization of intangible lease assets was $1,245 and there were $146 of intangible lease assets included in real estate held for sale. At December 31, 2025, accumulated amortization of intangible lease assets was $1,917. The unamortized balance of intangible lease assets at both June 30, 2026 and December 31, 2025 was $0.

Minimum Future Rents

The multifamily rental properties owned as of June 30, 2026 and December 31, 2025 are typically leased under 12-month operating leases with certain tenant renewal rights.

F-13

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 5 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2026 and December 31, 2025:

Investments in Equity Method Investees:	For the six months Ended June 30, 2026	For the year Ended December 31, 2025
Beginning balance	$15,348	$6,934
Contributions in equity method investees	-	9,000
Distributions received	(475)	(583)
Equity in gains (losses) of equity method investees	(121)	(3)
Proceeds from equity method investment	-	(29)
Gain on sale of equity method investment	-	29
Ending balance	$14,752	$15,348

As of June 30, 2026 and December 31, 2025, the Company held investments in five unconsolidated entities evaluated under the VOE model. The Company’s maximum exposure to loss related to these unconsolidated entities is limited to its aggregate investment of $14,752. The Company does not have any implicit or explicit arrangements that could require the Company to provide additional financial support to these entities.

As of June 30, 2026, the Company’s investments in entities that are accounted for under the equity method of accounting consist of the following:

Equity Method Investees		Location	RealtyMogul Growth REIT Ownership %	Year Acquired
RM Hunters Ridge LLC	(“Hunters Ridge”)	East Lansing, MI	32%	2023
RM Rose Hill Investors LLC	(“Rose Hill”)	Reynoldsburg, OH	9%	2024
FXG KY Property LLC	(“FedEx KY ”)	Louisville, KY	31%	2025
FXG TN Property LLC	(“FedEx TN ”)	Chattanooga, TN	38%	2025
Restoration on Candlewood	(“Restoration on Candlewood”)	Oklahoma City, OK	15.5%[1]	2024

1 The Company no longer holds a preferred equity interest, but the income allocation to the equity holder remains at a 15.5% yield.

Note 6 – Marketable Securities

As of June 30, 2026 and December 31, 2025, the Company held no investments in exchange traded funds.

Note 7 – Borrowings

Mortgages Payable

The following table details the mortgages payable, net, balances per the consolidated balance sheets:

June 30, 2026
Mortgages payable, gross (1)	$74,412
Unamortized premium	498
Unamortized deferred financing costs	(344)
Mortgages payable, net	$74,566

F-14

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

December 31, 2025
Mortgages payable, gross	$102,609
Unamortized premium	557
Unamortized deferred financing costs	(393)
Mortgages payable, net	$102,773

(1)	Included in the mortgages payable tables above is the Ridgeline View mortgage loan held for sale as of June 30, 2026. As of June 30, 2026, the mortgages payable, gross held for sale was $11,000, unamortized deferred financing costs on mortgages payable held for sale of $80, reported as mortgages payable, net held for sale of $10,920.

Scheduled principal repayments during the next five years and thereafter as of June 30, 2026 are as follows:

2026	18,529
2027	994
2028	11,656
2029	918
2030	42,315
Thereafter	-
Total	$74,412

The details of the mortgages payable as of June 30, 2026 are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest type	Interest Rate as of June 30, 2026	Amortization Start Date	Total
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,872
Raleigh, NC
Ridgeline View	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,000
Vancouver, WA
Brooklyn Vinegar Hill	19,557	9/30/2020	(1)	Fixed	5.75%	4/1/2022	18,055
Brooklyn, NY
NinetyNine 44 Walnut	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	18,442
Dallas, TX
Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,043
Orion Township, MI
Totals	$78,310	-	-	-	-	-	$74,412

(1)	The entity entered into maturity default on September 2, 2025. In April 2026, the entity entered into a forbearance agreement with the lender as a resolution to cure the default. Under the terms of the forbearance agreement, the lender will accept $13,500 in full settlement of the debt obligations on or prior to December 31, 2026. The interest rate during the forbearance period is fixed at 5.75% per annum.

F-15

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of December 31, 2025 are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest Type	Interest Rate as of December 31, 2025	Amortization Start Date	Total
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,914
Raleigh, NC
Ridgeline View	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,000
Vancouver, WA
Brooklyn Vinegar Hill	19,557	9/30/2020	(1)	Fixed	5.75%	4/1/2022	18,098
Brooklyn, NY
NinetyNine 44 Walnut	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	18,649
Dallas, TX
Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,198
Orion Township, MI
Sherwood Oaks	26,733	11/30/2021	(2)	SOFR + 336 BPS	7.28%		27,750
Riverview, FL
Totals	$105,043	-	-	-	-	-	$102,609

(1)	The entity entered into maturity default on September 2, 2025. On April 30, 2026, the entity entered into a forbearance agreement with the lender, pursuant to which, among other things, the lender agreed to accept a discounted payoff in full and final satisfaction of the loan obligations. On July 24, 2026, the Company entered into an agreement to sell its equity investment to the sponsor.

(2)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of December 31, 2025, reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts. The entity entered into maturity default on September 2, 2025. On March 26, 2026, the Sherwood Oaks property was transferred to the lender via a deed in lieu of foreclosure in satisfaction of the related indebtedness.

Note 8 – Related Party Arrangements

From time to time, a special purpose entity in which the Company invests will pay the Manager or an affiliate of the Manager, including The Wideman Company, LLC (“Wideman”) or its affiliates, fees relating to the investment and management of the Company’s equity investments. A portion of some of these fees are paid to personnel affiliated with the Manager or its affiliates for their roles in the investment opportunity, including officers of the Manager.

Additionally, affiliates of the Manager and other personnel affiliated with the Manager, including such officers, may co-invest directly in an investment opportunity. These affiliates may be entitled to certain rights, fees and other incentives in connection with such co-investments. As a result of the above, the judgement of such affiliates can be influenced by their interests in such equity investments and co-investments, which interests can diverge from, and cause these affiliates to take actions contrary to, the Company’s best interests.

The following fees are not paid directly by the Company, and the Company will not be entitled to these fees. There are instances in which the Company is the sole member and has control of a third-party entity in which the Company invests and which will pay the following fees. In addition, the following fees may reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to the Company, thereby reducing the Company’s returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, total invested equity, real estate transaction sizes, financing amounts, property income and performance, and distributable cash. The Company cannot determine these specific amounts at the present time.

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee / Real Estate Acquisition Fee – fee paid to the Manager or an affiliate of the Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with the Manager in an amount up to 1% of the financing amount in the event that an affiliate or officer of the Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

F-16

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

●	Property-Level Asset Management Fee – fee paid to the Manager or an affiliate of the Manager in an amount equal to an annualized 1.5% of effective gross income that will be paid monthly to the Manager for asset management services related to certain transactions. “Effective gross income” means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to the Manager or an affiliate of the Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of the Manager or the Manager provides disposition services for the property.

●	Promoted Interest – interest paid to the Manager or an affiliate of the Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (6% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to the Manager or an affiliate of the Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

●	Technology Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $1,500 per investor.

●	Administration Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $125 per investor per quarter.

●	Property Management Fee – an amount up to 3% of effective gross revenue generated from a given property.

From time to time, when one of the affiliates of the Manager, including Realty Mogul Commercial Capital, Co. (“RMCC”) or RM Communities, LLC (“RM Communities”) (each of RMCC and RM Communities is referred to herein as an “RM Originator”), and Wideman or its affiliates, will receive one or more of the fees set forth below in connection with the origination, investment and management of preferred equity investments. The following fees are not paid directly by the Company, and the Company will not be entitled to these fees. In addition, the following fees reduce the amount of funds that are invested in the underlying preferred equity investments and/or the amount of funds available to pay distributions to the Company, thereby reducing its returns in that particular investment.

The actual amount of the following fees is dependent on, among other things, the total loan or private equity transaction size, closing costs, financing amounts, and interest rates and payments. We cannot determine these specific amounts at the present time.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3% of the financing amount.

●	Underwriting Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

●	Reimbursement of Closing Costs – expenses reimbursed in connection with closing of a loan or preferred equity investment.

●	Technology Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $1,500 per investor.

●	Administration Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $125 per investor per quarter.

F-17

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with the Manager, including officers of the Manager. These fees will be paid by the particular special purpose entity and not by the Company, and the Company will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which the Company is the sole member, and has control, of the special purpose entity in connection with an investment in an equity asset. During the six months ended June 30, 2026 and the year ended December 31, 2025, the Manager received no promote.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offerings. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of June 30, 2026 and December 31, 2025, the Manager owed the Company $125 and $120, respectively in deferred offering costs. As of June 30, 2026 and December 31, 2025, $1,989 and $1,989, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings.

The Company paid the Manager a monthly asset management fee based on the total equity value, which equals (a) our then-current net asset value per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2026 and 2025, $235 and $264, respectively, of asset management fees were charged by our Manager. As of June 30, 2026 and December 31, 2025, $38 and $48, respectively, of asset management fees remained payable.

Realty Mogul Commercial Capital, Co.

The Company pays an RM Originator a servicing fee of 0.5% of the principal balance plus accrued interest of each preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain investments held by us. The servicing fee is calculated as an annual percentage of the principal balance of the preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. An RM Originator may decide to enter into a subservicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and the RM Originator will pay for any expenses incurred in connection with the subservicing thereunder out of the servicing fee paid to the RM Originator by the Company. The subservicing agreement will define the terms of the subservicing arrangement as well as the amount of the fee that is paid by the RM Originator to the unaffiliated third party. As of June 30, 2026 and December 31, 2025, no amounts remained payable to an RM Originator for these services.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of the Manager. As of June 30, 2026 and 2025, there were no special servicing fees paid to RM Originator.

The Company pays RM Originator an origination fee of up to 3% of the financing amount in connection with the origination of preferred equity investments.

F-18

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

RM Communities, LLC

RM Communities is a subsidiary of RM Investor. For the six months ended June 30, 2026, an aggregate of $94 was paid to RM Communities for property-level asset management services related to (i) the Company’s joint venture formed to acquire, renovate, own and operate a 200-unit, Class B+ apartment community in Orion Township, Michigan (“The Orion”), (ii) Sherwood Oaks, (iii) Ridgeline View Townhomes, (iv) Brookside Apartments, (v) Hunters Ridge, and (vi) Rose Hill. For the six months ended June 30, 2025, an aggregate of $91 was paid to RM Communities for property-level asset management services related to (i) The Orion, (ii) Sherwood Oaks, (iii) Ridgeline View Townhomes, (iv) Brookside Apartments, (v) Hunters Ridge and (vi) Rose Hill.

The Wideman Company, LLC

Wideman is an affiliate of the Manager. For the period ended June 30, 2026, affiliates of Wideman received (i) asset management fees equal to 1.5% of the aggregate annual effective gross rents generated from FedEx KY and FedEx TN, totaling $40 consisting of $19 and $21, respectively, which are paid monthly for asset management services related to the properties; and (ii) property management fees equal to 2.0% of the aggregate annual effective gross rents from FedEx KY and FedEx TN, totaling $53 consisting of $26 and $27, respectively, which are paid monthly for property management related services.

RM Investor, LLC, The Wideman Company, LLC, and Affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from RM Originator, an affiliate of RM Investor, on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, neither RM Originator nor any of its affiliates are obligated to make a related party loan to the Company at any time.

Certain affiliates of RM Investor are entitled to receive a buyer’s broker fee for sourcing real estate transactions on our behalf. A portion of this fee may be paid to personnel affiliated with the Manager, including Mr. Wideman, for their roles in the investment opportunity.

Investee Acquired	Acquirer	Type	Interest Acquired	Year Acquired	Equity Interest at June 30, 2026	Equity Interest at December 31, 2025
Vinegar Hill [1]	Entity Managed by Affiliate	Acquisition	24.0%	2017	$2,070	$2,070
The Orion	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	42.0%	2021	4,345	4,345
Sherwood Oaks [2]	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	38.0%	2021	-	4,150
Ridgeline View Townhomes [3]	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	48.0%	2023	3,685	3,685
Brookside Apartments	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	34.0%	2023	1,550	1,550
Hunters Ridge	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	18.0%	2023	(4)	(4)
Rose Hill	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	33.0%	2024	(5)	(5)
FedEx KY	Group of individual retail investors	Private offering by Wideman	43.0%	2025	6,117	6,117
FedEx TN	Group of individual retail investors	Private offering by Wideman	43.0%	2025	5,048	5,048

(1)	On July 24, 2026, the equity investment in Brooklyn Portfolio was sold. See “Note 12 – Subsequent Events” for additional information.

(2)	On March 26, 2026, the Sherwood Oaks property was transferred to the lender via a deed in lieu of foreclosure in satisfaction of the related indebtedness.

(3)	On August 20, 2026, Ridgeline View Townhomes was sold. See “Note 12 – Subsequent Events” for additional information.

(4)	The individual retail investors’ equity investment in Hunters Ridge was approximately $3,350 as of June 30, 2026 and December 31, 2025, RM Investor and its affiliates’ equity investment was approximately $100, and joint venture investors’ equity investment was approximately $8,250, for a total capital investment of $11,700.

(5)	The individual retail investors’ equity investment in Rose Hill was approximately $3,635 as of June 30, 2026 and December 31, 2025. RM Communities also sponsored a private offering in Rose Hill of approximately $1,000 acquired by RM Communities Distressed GP Fund. In addition, joint venture investors’ equity investment in Rose Hill was approximately $5,435, for a total capital investment of $10,070.

F-19

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and held 13,621 shares of common stock as of June 30, 2026 and December 31, 2025.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2026 and 2025, the Company incurred an aggregate of $137 and $151, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $36 and $57, respectively, are included in asset management fees and $101 and $94, respectively, are included in real estate expenses on the consolidated statements of operations, and $0 and $0, respectively, are included in the consolidated balance sheets. The aforementioned fees exclude fees earned by RM Investor and its affiliates, including the Manager, RM Communities, the Sponsor, RMCC, and others.

Executive Officers and Directors

As of the date of this Semiannual Report, our executive officers and the members of our board of directors are as follows:

Name	Age	Position
Christopher D. Wideman	37	Chief Executive Officer, President, Treasurer and Director
Kevin Moclair	53	Chief Accounting Officer
Tara Horne	41	Chief Compliance Officer
Michael H. Simpson	63	Director
Michael C. Young	53	Director

Christopher D. Wideman has served on the Company’s board of directors and as the Company’s President and Treasurer since November 6, 2025 and as the Company’s Chief Executive Officer since December 4, 2025. He has also served as the Manager’s Chief Executive Officer since December 2025 and as the Manager’s President since November 2025. Since November 2025, Mr. Wideman has served as the Chief Executive Officer and a director of RM Investor and as a member of the board of directors of RealtyMogul Income REIT, Inc.

Kevin Moclair has served as the Manager’s Chief Accounting Officer since February 2022.

Tara Horne has served as the Manager’s Chief Compliance Officer since August 2025 and previously served in this role from June 2023 to February 2025.

Michael H. Simpson has served as one of the Company’s independent directors since November 2025. He has also served as an independent member of the board of directors of RealtyMogul Income REIT, Inc. since November 2025.

Michael C. Young has served as one of the Company’s independent directors since November 2025. He has also served as an independent member of the board of directors of RealtyMogul Income REIT, Inc. since November 2025.

Note 9 – Stock Award

The Company pays to each of its independent directors, its Chief Executive Officer and President, and the Managing Director of the Manager a retainer of 1,000 shares of its common stock per year. In addition, prior to the November 2025 acquisition by RM Investor, the Company paid an additional retainer of 500 shares of common stock to the chairman of the audit committee. Following the acquisition, the Company no longer maintains a separate audit committee.

For the six months ended June 30, 2026, the Company issued an aggregate of 2,500 shares to its independent directors and 2,550 shares to employees. Compensation expense in the amount of $38 was recorded in January based on the then in-effect offering price of $7.62 per share.

F-20

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

For the year ended December 31, 2025, the Company issued 1,000 shares to Eric Levy, the Managing Director and Secretary of the Manager, 1,000 shares to Jilliene Helman, the Company’s former Chief Executive Officer, and an aggregate of 2,800 shares to the Company’s independent directors. Compensation expense in the amount of $32 and $7 was recorded in January 2025 and April 2025, respectively, based on the then in-effect offering price of $8.13 per share.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage its Manager and its Manager’s affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, support for the Company’s capital raising activities and offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2026, the Company is not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of business. Although management is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation that is pending, threatened, or otherwise probable that would be material to the Company.

Note 12 – Subsequent Events

Events that occur after the consolidated balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2026, the date the consolidated financial statements were available to be issued and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure other than as set forth below. For more information about each of the events below, see Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

Ridgeline View Townhomes

As previously disclosed, on May 19, 2023, the Company acquired a $4,000,000 joint-venture limited partnership equity investment in RM Ridgeline View, LLC (“Ridgeline View”), an entity that owns Ridgeline View Townhomes, a 50-unit, Class A townhome community in Vancouver, Washington. On August 20, 2026 the property was sold.

Proceeds of the sale transaction were partially used to settle the outstanding $462,500 member loan. Repayment of the loan received priority over distributions with respect to the equity investment in Ridgeline View. Upon consummation of the sale, the member loan was repaid in full together with all accrued and unpaid interest.

Brooklyn Portfolio

As previously disclosed, on November 30, 2017, the Company made a $3,000,000 joint-venture limited partnership equity investment (the “Brooklyn Equity Investment”) in an entity that owns a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York. Prior to the Company making the Brooklyn Equity Investment, the entity obtained a $20,700,000 loan from an unaffiliated lender (the “Brooklyn Loan”).

As previously disclosed, on September 2, 2025, the entity entered into maturity default under the terms of the Brooklyn Loan. On April 30, 2026, the entity entered into a forbearance agreement with the lender, pursuant to which, among other things, the lender agreed to accept a discounted payoff, plus certain deferred monthly payment amounts, in full and final satisfaction of the loan obligations, subject to the terms and conditions of the forbearance agreement.

On July 24, 2026, the Company entered into a Membership Interests Purchase and Sale Agreement with the sponsor of the transaction (the “Buyer”), pursuant to which the Company agreed to sell the Brooklyn Equity Investment to the Buyer for an aggregate purchase price of $175,665.

Brookside Apartments

As previously disclosed, on June 30, 2023, the Company acquired a $3,000,000 joint-venture limited partnership equity investment (the “Brookside Equity Investment”) in an entity that owns Brookside Apartments, a 68-unit, Class B apartment community (the “Brookside Property”) in Raleigh, North Carolina. On February 11, 2026, the entity executed a listing agreement to market the Brookside Property for sale. As of the date of this Semiannual Report, the sale process is ongoing. There can be no assurance that the Brookside Property will be sold or as to the timing or terms of any such transaction. In connection with the Brookside Equity Investment, the Company issued member loans to the entity in the amounts of $245,000 (November 6, 2025), $65,417 (May 18, 2026) and $84,617 (August 31, 2026), the proceeds of which were used to fund, among other things, operating costs and required deposits. Repayment of the member loans receives priority over distributions with respect to the Brookside Equity Investment.

F-21

Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)

2.2	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on December 9, 2021)

2.3	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)

2.4	Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

2.5	Amendment No. 1 to the Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A, filed on December 9, 2021)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)

4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A, filed on August 31, 2018)

6.1	Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

6.2	Amendment to Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)

6.3	Limited Partnership Agreement of RealtyMogul Apartment Growth REIT Operating Partnership, LP (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

6.4	Amendment to the Limited Partnership Agreement of RealtyMogul Apartment Growth REIT Operating Partnership, LP (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A , filed on December 9, 2021)

6.5	Form of License Agreement between RealtyMogul Apartment Growth REIT, Inc. and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

6.6	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Apartment Growth REIT, Inc.

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer
(Principal Financial and Accounting Officer)
Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Christopher D. Wideman	Chief Executive Officer, President, Treasurer and Director	September 28, 2026
Christopher D. Wideman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer	September 28, 2026
Kevin Moclair	(Principal Financial and Accounting Officer)

13